Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Three Months Ended Mar 31,
	2013	2014	2015	2016	2017	2017	2018
Income (loss) from continuing operations before income taxes	$2,087	$1,818	$1,580	$1,108	$764	$141	$162
Add: Fixed charges	2,213	2,066	2,077	2,445	2,975	676	844
Total earnings	$4,300	$3,884	$3,657	$3,553	$3,739	$817	$1,006
Interest expense	$2,210	$2,063	$2,074	$2,441	$2,971	$675	$843
Rental expense, net of income	3	3	3	4	4	1	1
Total fixed charges	2,213	2,066	2,077	2,445	2,975	676	844
Preferred stock dividends	31	10	—	—	—	—	—
Total fixed charges and preferred stock dividends	$2,244	$2,076	$2,077	$2,445	$2,975	$676	$844
Ratio of earnings to fixed charges(1)	1.94	1.88	1.76	1.45	1.26	1.21	1.19
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.92	1.87	1.76	1.45	1.26	1.21	1.19

(1) For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.